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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Chunghwa Telecom Co. Ltd.

(Exact name of the registrant as specified in its charter)

Taiwan, Republic of China		001-31731
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

21-3 Hsinyi Road, Section 1, Taipei, Taiwan, Republic of China	100
(Address of principal executive offices)	(Zip code)

Jason Huang, telephone: +886 2 2344-4576

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Website

The conflict minerals disclosure below is also available on our website at https://www.cht.com.tw/en/home/cht/investors/shareholder-services/specialized-disclosure-report .

Introduction to Our Conflicts Minerals Program.

Chunghwa Telecom Co. Ltd. has implemented a conflicts minerals program and incorporated such program into our overall corporate compliance program. Throughout this report, “CHT”, “we”, “us” or “our” means Chunghwa Telecom Co. Ltd. and its consolidated subsidiaries.

We have adopted the following policy as part of our conflicts minerals program.

We are committed to sourcing raw materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility. We are committed to complying with Section 1502 of the Dodd-Frank Act, which aims to prevent the use of minerals containing tin, tantalum, tungsten and gold (“3TGs”) that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (DRC) or in adjoining countries (“conflict minerals”). Each of our suppliers that provide 3TGs is required to provide evidence of such supplier’s compliance with relevant laws with respect to conflict minerals and documenting countries of origin for the 3TGs that it supplies, such as completing the Conflict Mineral Reporting Template of the Electric Industry Citizenship Coalition® and the Global e-Sustainability Initiative (“EICC--GeSI Reporting Template”).

To implement this commitment, we conducted a detailed annual review since 2013 of our purchases of minerals necessary to the functionality of our products that we manufactured to determine whether we purchase any conflict minerals. For purposes of this item, conflict mineral means:

(1) Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or

(2) Any other material or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenue. As an integrated telecommunications service provider, our principal services include: (i) domestic fixed communications services, including local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, domestic data services and other domestic services; (ii) mobile communications services, including mobile voice and data services, sales of mobile handsets and data cards; (iii) internet services, including data communication services, such as HiNet, application value-added services, or VAS, and services provided to the government; (iv) international fixed communications services, including international long distance telephone services, international leased line services, international data services, satellite services and other international services; and (v) other services, including innovative services and non-telecom services. In addition to these traditional telecommunication services, we also focus on selected ICT services and advanced development.

In our annual evaluation, we evaluated all of our business activities to determine if we manufactured any products in 2019. For each of the products we manufactured, we performed inquiries such as (i) examining records of third party purchases of materials used in our product, (ii) examining each material we purchased in 2019 for metal content to determine whether any of the purchased materials contained any 3TGs, and (iii) sending a letter requesting the completion of the EICC--GeSI Reporting Template to each supplier from whom we purchase materials.

Based on this evaluation, we determined that (i) our subsidiary, Chunghwa Leading Photonics Tech Co., Ltd., manufactured and sold photo detectors, and the raw materials it used to manufacture such photo detectors contained gold, which was necessary for the functionality of such photo detectors; (ii) our subsidiary, Chunghwa Precision Test Tech. Co. Ltd., manufactured and sold components used in semiconductor testing equipment, and the raw materials used in the manufacturing of such components contained gold and tin, which were necessary for the functionality of such components; and (iii) our branch, Telecom Laboratories, manufactured and applied

HiCOS cards in bidding projects, and the raw materials used to manufacture such cards contained tantalum, tin, gold and tungsten, which was necessary to the functionality of such components. As a result, we believe that some 3TGs (namely, tantalum, tin, gold and tungsten) are used in some product that we manufactured in 2019 that were necessary for the respective products’ functionality.

Reasonable Country of Origin Inquiry.

We also were required to conduct a reasonable country of origin inquiry (“RCOI”) with respect to 3TGs given their necessity for the functionality of the products we manufactured in 2019, as illustrated above.

For our subsidiary, Chunghwa Leading Photonics Tech. Co. Ltd., we determined that all of the gold used during 2019 was purchased in 2018 and 2019 through a single supplier, on which we performed an RCOI with respect to the gold we purchased from this supplier. As part of the RCOI we performed, we determined that our sole supplier of gold in 2018 and 2019 has been certified as a Conflict-Free Gold Refiner and in compliance with the Conflict-Free Smelter protocol, which is a voluntary global initiative developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). This supplier has also provided us with written materials demonstrating that (i) it was evaluated by the Audit Review Committee of the EICC and the GeSI, and qualified for posting to the Conflict-Free Smelter list as a compliant gold refiner, and (ii) it has verified all exterior material sources as conflict-free, under the requirements of the Conflict-Free Sourcing Initiative of the EICC and the GeSI. In addition to the written materials provided by our sole supplier, we also performed independent inquiries, such as web searches to confirm that this supplier is listed as a Conflict-Free Smelter on the following website: http://www.responsiblemineralsinitiative.org/smelters-refiners-lists/.

For our subsidiary, Chunghwa Precision Test Tech. Co. Ltd., we determined that some of the raw materials it used in manufacturing contained gold or tin. We performed an RCOI with respect to the gold and tin and made inquiries with nine of our suppliers of such raw materials. One of our suppliers provided the Declaration of Metal Conflict-Free. Eight of our suppliers completed the EICC--GeSI Reporting Templates to demonstrate that all of the gold and tin used in the production of the raw materials that we purchased were sourced from gold and tin smelters that have been evaluated by the Audit Review Committee of the EICC and the GeSI and qualified for posting to the Conflict-Free Smelter lists as a compliant refiner. Each of these smelters was listed as a Conflict-Free Smelter on the respective websites: http://www.responsiblemineralsinitiative.org/smelters-refiners-lists/.

For our branch, Telecom Laboratories, we determined that some of the raw materials it used in manufacturing contained tantalum, tin, gold and tungsten. We performed an RCOI with respect to the tantalum, tin, gold and tungsten and made inquiries with two of our suppliers of such raw materials. Two of our suppliers completed the EICC--GeSI Reporting Templates to demonstrate that all of the tantalum, tin, gold and tungsten used in the production of the raw materials that we purchased were sourced from smelters that have been evaluated by the Audit Review Committee of the EICC and the GeSI and qualified for posting to the Conflict-Free Smelter lists as a compliant refiner. Each of these smelters was listed as a Conflict-Free Smelter on the respective websites: http://www.responsiblemineralsinitiative.org/smelters-refiners-lists/.

Reasonable Country of Origin Inquiry Conclusion.

Based on our evaluation of all of our purchased minerals and the RCOI performed with respect to 3TGs described above, we have no reason to believe that any 3TGs necessary for the functionality of products we manufactured in 2019 originated in the Democratic Republic of the Congo or an adjoining country.

Item 1.02 Exhibit

Not required.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ Shui-Yi Kuo

Name:	Shui-Yi Kuo
Title:	Chief Financial Officer

Date:   May 25, 2020

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